

June 5, 2015

Brian E. Mueller
President and Chief Executive Officer
Grand Canyon Education, Inc.
3300 W. Camelback Road
Phoenix, AZ 85017

> **Re:**   **Grand Canyon Education, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 18, 2015**
> **File No. 001-34211**

Dear Mr. Mueller:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1. Business

Regulation, page 14

Gainful employment rules, page 22

1.   Although the gainful employment rule will not go into effect until July 1, 2015, the final rules were adopted and published in October 2014. Based upon available data, you should provide investors insight with your expected compliance or non-compliance with this rule. We note that the Department of Education announced on October 30, 2014 that approximately 1,400 programs were at high risk of not passing the rule's accountability standards.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Key Trends, Developments and Challenges, page 44

2.   We note your comparison of your ground traditional student costs to what tuition, room, board and fees are at private, traditional universities in other states and at public universities in Arizona for in-state students. Please also provide comparisons for online students since they constitute a much larger component of your student population.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: David P. Lewis
        DLA Piper LLP